EXHIBIT 99.1

Electra US$30 Million Financing Fully Subscribed

TORONTO, Sept. 26, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today reports that its previously announced best-efforts brokered private placement financing (the “Offering”) is fully subscribed, with investor orders totaling US$30 million. Electra received strong participation from both existing shareholders and new institutional investors.

“We are grateful for the strong support of our shareholders and encouraged by the confidence shown by new institutional investors participating in this financing,” said Trent Mell, Electra CEO. “This comes at a pivotal moment for Electra, as we move toward commissioning North America’s first cobalt sulfate refinery. With a strengthened board of directors and a favorable policy environment supporting critical minerals development, we are well-positioned to deliver long-term value for shareholders and play a meaningful role in the clean energy transition.”

The Offering is being conducted with Cantor Fitzgerald Canada Corporation and ECM Capital Advisors Ltd. acting as co-lead agents, together with a syndicate of agents (the “Agents”), and forms a key part of Electra’s comprehensive plan to strengthen its capital structure and secure funding to advance the commissioning of North America’s first battery-grade cobalt sulfate refinery, located in Temiskaming Shores, Ontario. See September 12, 2025 news release for additional details of the Offering.

Although the order book is fully subscribed, the Company notes that participation in the Offering may still be available for qualified investors through the exercise of the Agents’ Option to sell up to an additional 15% of Units to be issued under the Offering at the Issue Price. Interested investors who wish to be considered for participation under the Agents’ Option should contact the Company or its agents as soon as possible.

Existing shareholders wishing to participate in the Offering have until September 26, 2025, at 5:00pm ET. Shareholders who wish to subscribe should contact the Company as soon as possible to confirm their interest.

The Offering is expected to close on or about October 17, 2025, concurrently with the closing of Electra’s previously announced financial restructuring (the “Restructuring”). Closing remains subject to the receipt of shareholder approval at the special meeting scheduled for October 15, 2025, as well as other customary conditions, including regulatory approvals from the TSX Venture Exchange and notification to the Nasdaq Stock Market.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Any securities sold in the United States shall be sold only to “accredited investors” (as such term is defined in Rule 501(a) under the U.S. Securities Act) pursuant to Rule 506(c) of Regulation D under the U.S. Securities Act.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the closing of the Offering and the Restructuring and anticipated timing thereof, the exercise of the Agents’ Option, receipt of required regulator and shareholder approvals, the expected ramp-up and commissioning of the cobalt sulfate refinery and the Company’s future growth plans, including nickel refining and battery recycling. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “will,” “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “will,” “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include failure to obtain required approvals or satisfy closing conditions, changes in government policy or funding commitments, delays in construction or commissioning of the refinery, inability to complete the Offering or the Restructuring on the proposed terms and general economic, market, and geopolitical conditions. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.